

May 6, 2020

Mindy K. West
Principal Financial Officer
Murphy USA Inc.
200 Peach Street
El Dorado, Arkansas 71730

      Re: Murphy USA Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 18, 2020
           File No. 001-35914

Dear Ms. West:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Activities, page 35

1.   Your analysis of changes in operating cash flows here and in the Form 10-Q for the period ended March 31, 2020 cites net income (which is on the the accrual basis) and noncash items in explaining the change in cash. Note that citing such items may not provide a sufficient basis to understand how and why actual operating cash varied between comparable periods. Please refer to section IV.B.1 of SEC Release No. 33-8350 for guidance and revise your disclosure as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services